April 18, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549
Attention: Kevin Woody, Branch Chief

RE:	Brandywine Realty Trust Form 10-K for the year ended December 31, 2012 Filed on February 26, 2012 File No. 001-9106

Brandywine Operating Partnership, L.P. Form 10-K for the year ended December 31, 2012 Filed on February 26, 2012 File No. 000-24407

Dear Mr. Woody:
We have received your April 8, 2013 letter and appreciate your comments with respect to our filings. We understand that the purpose of your review of the above referenced filings is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosures in our filings. Listed below are your comments and our responses.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Item 2. Properties, page 26

1.
In future Exchange Act periodic reports, to the extent you have material developments during the covered period, please disclose the anticipated completion date, costs incurred to date and budgeted costs. In addition, we note your disclosure throughout the document about the undeveloped land you own. In future Exchange Act periodic reports, please also include a discussion of the amount of development this land could support, or tell us why this is not appropriate.

We confirm that in future filings, we will revise our development chart included within Item 2 to include the anticipated completion date, costs incurred and budgeted costs for material developments.

We also confirm that we will revise our future periodic filings to include the potential developable square feet of our land inventory to the extent including such information would have a material impact on our disclosures.

Tenant Rollover Risk, Page 41

2.	We note that 7.7% of your leases will expire in 2013. In future Exchange Act periodic reports, please include a discussion of the relationship of market rents and expiring rents.

We will revise our tenant rollover disclosure in future Exchange Act reports to include a discussion of the relationship of market rents and expiring rents to the extent including such information would have a material impact on our disclosures.
Financial Statements

Notes to Consolidated Financial Statements, page F-19

2. Summary of Significant Accounting Policies, page F-19

Construction in Progress, page F-21

3.	Regarding your capital expenditures on your Consolidated Statements of Cash Flows, in future filings, please disaggregate the amounts between development, redevelopment and tenant improvements.

We confirm that we will revise our Consolidated Statements of Cash Flows in future periodic filings to disaggregate the amount of capital expenditures between development, redevelopment and tenant improvements.

Impairment or Disposal of Long-Live Assets, page F-21

4.
Please tell us if you have capitalized the $3.5 million extension fee incurred due to the delay in the development of two parcels of land. If you have capitalized this fee, please tell us how you have complied with ASC 360-10-30, or tell us how you determined it was appropriate to capitalize this fee.

We have capitalized the $3.5 million extension fee.

In 2009, the Company executed amendments to a development agreement and related long-term ground leases covering adjacent parcels of land in Philadelphia, Pennsylvania. These agreements with the fee owner of the land provide the Company with rights and options to develop commercial properties on the parcels.

In 2010, the Company completed development of a structured parking garage on one of the parcels.

In November 2012, the Company and fee owner of the land amended the development agreement and related ground leases to reflect and accommodate the Company's contemplated construction and financing on the undeveloped portions of the land. As part of the amendments, the Company obtained an extension of its rights to commence development at the parcels, subject to specified conditions, including payment of extension fees.
In January 2013, the Company, through a newly-formed joint venture, commenced construction of a 33-story student housing facility on one of the parcels with a targeted completion date for this project in fall 2014. Under the amended development agreement, the Company has the right to commence development at the remaining parcel until December 31, 2015.

We have capitalized the extension fees because we concluded that they represent costs to preserve our development rights in the undeveloped portion of the land and prepare it for its intended use. As such, we concluded that these costs are for activities necessary to bring an asset to the condition and location necessary for its intended use pursuant to ASC 360-10-30.

In accounting for the extension payments, we also considered ASC 970-360-25-2, which states that project costs clearly associated with the acquisition, development, and construction of a real estate project shall be capitalized as a cost of that project. We concluded that this ASC is consistent with our capitalization of the extension payments because the extension fees represent project costs in the sense that they relate directly to the future development of the land, extending our time to commence development.

As requested, these responses to your comments have been submitted within ten business days of your associated letter. In closing, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to our responses or require any additional information, please feel free to call me at 610-832-4907.
Very truly yours,

/s/Howard M. Sipzner
Howard M. Sipzner
Executive Vice President and Chief Financial Officer